Master Tax-Exempt Trust
File Number: 811-21301
CIK Number: 1186243
For the Period Ending: 09/30/2003

Pursuant to Exemptive Order Release No. IC-18748 dated June 12, 1992, the following schedule enumerates the transactions with Merrill Lynch, Pierce, Fenner & Smith Inc., for the six months ended September 30, 2003.

Purchases (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date
04/09/2003	12,552	Chicago Illinois	1.30	05/21/2003
04/21/2003	10,000	Cal Hsg Fin Agy Rev/Dly	1.31	02/01/2026
05/09/2003	8,500	Cal Hsg Fin Agy Rev/Dly	1.22	02/01/2033
05/21/2003	12,590	Chicago Illinois	1.17	07/01/2003
06/13/2003	15,500	Cal Hsg Fin Agy Rev/Dly	1.06	02/01/2033
06/13/2003	12,600	Cal Hsg Fin Agy Rev/Dly	1.06	02/01/2032
06/27/2003	13,000	Cal Hsg Fin Agy Rev/Dly	1.01	08/01/2032
07/01/2003	72,890	Chicago Illinois	1.15	08/06/2003